EXHIBIT 99.1

O2Micro Reports Fourth Quarter Financial Results

GEORGE TOWN, Grand Cayman, Feb. 3, 2010 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the fourth quarter and fiscal year 2009, ending December 31, 2009.

Financial Results for the Fourth Quarter ending 12/31/2009:

O2Micro International reported Q4 2009 GAAP revenue of $33.1 million. Q4 revenue increased by 46% compared with the year-ago quarter. During the fourth quarter of 2009, the company also reported a gross profit of $20.1 million with a corresponding gross margin of 60.6%. The recent quarter compares favorably with the year-ago period when the company reported a gross profit of $12.6 million with a gross margin of 55.6%.

Fourth quarter GAAP operating expenses were $19.0 million in 2009, compared to $19.5 million in the fourth quarter of 2008. During the fourth quarter of 2008, the company incurred a write-off of $2.8 million for goodwill impairment and there was no comparable expense in Q4 2009. The GAAP operating margin was 3.4% in Q4 2009, compared to (30.3%) in Q4 2008.

Net non-operating income was $170,000 in Q4 2009, compared to ($277,000) in Q4 2008. Income taxes were $320,000 and $715,000 in the fourth quarters of 2009 and 2008, respectively. GAAP net income (loss) was $962,000 in the fourth quarter of 2009, compared to ($7.9) million in the fourth quarter of 2008. GAAP net income (loss) per full-diluted ADS was 0.03 and ($0.21) during the fourth quarters of 2009 and 2008, respectively.

Financial Results for the Fiscal Year ending 12/31/2009:

For the fiscal year ending December 31, 2009, O2Micro International reported revenue of $127.5 million. This was down 8.2% from 2008 revenue of $138.8 million. Gross profit was $75.5 million in 2009, compared to $80.7 million in 2008. The gross margin was 59.2% in 2009, up from 58.1% in 2008.

GAAP operating expenses were $78.1 million in 2009 and represented 61.2% of revenue. This compares to $80.2 million and 57.7% of revenue in 2008. During 2008, GAAP operating expenses included a one time gain of $2 million of litigation income, in addition to one-time expenses of $2.8 million for goodwill impairment and $2.9 million for the write-off of prepaid foundry services. GAAP income (loss) from operations was ($2.6) million in 2009, compared to $564,000 in 2008. The corresponding GAAP operating margins were (2.0%) and 0% for 2009 and 2008, respectively.

Net non-operating income (loss) was $1.4 million in 2009, compared to ($12.1) million in 2008. During 2008, the company incurred a one-time impairment loss of $14.1 million on long-term investments that was included in the net non-operating loss. Income tax expense was $1.6 million in 2009 and $2.2 million in 2008. These results yielded GAAP net losses of $2.8 million and $13.8 million during 2009 and 2008, respectively. The GAAP net losses per ADS were $0.08 and $0.37 for 2009 and 2008, respectively.

Supplementary Data:

The company ended the fourth quarter of 2009 with $113.3 million in unrestricted cash and short-term investments or $3.13 per ADS. The accounts receivable balance was $14.6 million and represented 40 days sales outstanding at the end of the Q4 2009. Inventory was $9.5 million and turned over 5.1 times during Q4 2009. As of 12/31/09, the company had $124.0 million in working capital and the book value was $179.4 million, or $4.96 per ADS.

As of December 31st 2009, O2Micro International also counted 850 employees, including 536 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, “Our fourth quarter showed sustained improvement and we were pleased to achieve 46% year-to-year growth. We have met all the challenges of this economy and we are looking forward to a year of growth and increasing profitability in 2010.”

Conference Call: O2Micro will hold its fourth quarter conference call on February 3, 2010 at 5:00 a.m. PST, 8:00 a.m. EST. You may participate using the following dial-in information.

In the U.S. and CANADA:	800-946-0706, passcode #4392341
INTERNATIONAL participants:	719-457-2653, passcode #4392341

A replay of the call will be available by phone until February 10, 2010 using the following dial-in information.

In the U.S. and CANADA:	888-203-1112, passcode #4392341
INTERNATIONAL participants:	719-457-0820, passcode #4392341

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 13,404 patent claims granted, and over 15,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$33,119	$22,692	$127,498	$138,825

COST OF SALES	13,037	10,070	52,020	58,110

GROSS PROFIT	20,082	12,622	75,478	80,715

OPERATING EXPENSES (INCOME)
Research and development (1)	8,554	8,398	33,017	37,424
Selling, general and administrative (1)	10,416	8,312	45,049	39,003
Goodwill impairment	--	2,782	--	2,782
Write-off of prepayment to foundry services	--	--	--	2,942
Litigation income	--	--	--	(2,000)
Total Operating Expenses	18,970	19,492	78,066	80,151

INCOME (LOSS) FROM OPERATIONS	1,112	(6,870)	(2,588)	564

NON-OPERATING INCOME (LOSS)
Interest income	162	618	1,319	2,328
Foreign exchange gain (loss) – net	(11)	110	28	(412)
Impairment loss on long-term investments	--	(1,073)	--	(14,146)
Other – net	19	68	26	97
Total Non-operating Income (Loss)	170	(277)	1,373	(12,133)

INCOME (LOSS) BEFORE INCOME TAX	1,282	(7,147)	(1,215)	(11,569)

INCOME TAX EXPENSE	320	715	1,602	2,240

NET INCOME (LOSS)	962	(7,862)	(2,817)	(13,809)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	30	(331)	287	1,466
Unrealized gain (loss) on available-for-sale securities	1,073	939	2,006	(3,776)
Unrealized pension gain (loss)	4	(123)	9	(123)
Total Other Comprehensive Income (Loss)	1,107	485	2,302	(2,433)

COMPREHENSIVE INCOME (LOSS)	$2,069	$(7,377)	$(515)	$(16,242)

EARNINGS (LOSS) PER SHARE:
Basic	$0.0005	$(0.0043)	$(0.0015)	$(0.0074)
Diluted	$0.0005	NA	NA	NA

EARNINGS (LOSS) PER ADS
Basic	$0.03	$(0.21)	$(0.08)	$(0.37)
Diluted	$0.03	NA	NA	NA

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,829,049	1,832,744	1,840,995	1,862,831
Diluted (in thousands)	1,861,404	1,834,501	1,865,876	1,869,218

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	36,581	36,655	36,820	37,257
Diluted (in thousands)	37,228	36,690	37,318	37,384

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$267	$237	$1,180	$1,067
Selling, general and administrative	$543	$344	$2,215	$1,621

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$38,831	$31,844
Restricted cash	236	1,153
Short-term investments	74,502	72,344
Accounts receivable – net	14,556	10,578
Inventories	9,457	16,388
Prepaid expenses and other current assets	3,342	2,314
Total Current Assets	140,924	134,621

LONG-TERM INVESTMENTS	15,190	13,199

PROPERTY AND EQUIPMENT – NET	30,570	34,353

OTHER ASSETS
Restricted assets – net	1,443	1,411
Intangible assets	4,266	4,929
Other Assets	4,921	4,760

TOTAL ASSETS	$197,314	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$8,760	$4,120
Income tax payable	411	226
Accrued expenses and other current liabilities	7,731	8,269
Total Current Liabilities	16,902	12,615

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	498	553
FIN 48 tax liabilities	341	302
Other liabilities	129	23
Total Other Long-Term Liabilities	968	878

Total Liabilities	17,870	13,493

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,809,461,200 and 1,832,788,400 shares as of December 31, 2009 and 2008, respectively	36	37
Additional paid-in capital	142,679	141,784
Retained earnings	33,214	36,746
Accumulated other comprehensive income	3,515	1,213
Total Shareholders’ Equity	179,444	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,314	$193,273

CONTACT:  O2Micro International Limited
          Gary E. Abbott, Director of Investor Relations
          408.987.5920, x8888
          gary.abbott@o2micro.com